John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

September 30, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jeff Kauten, Staff Attorney

 Matthew Crispino, Staff Attorney

 Barbara C. Jacobs, Assistant Director

RE:	Instructure, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 10, 2015

CIK No. 0001355754

Ladies and Gentlemen:

On behalf of Instructure, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 26, 2015 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on August 10, 2015. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

General

1.	We have reviewed the article titled “Education software firm Instructure prepares for IPO: sources” in the August 13, 2015 issue of Reuters. Please tell us the circumstances that led to the publication of this article and the involvement of the company’s agents, including agents of your financial and legal advisors, in the provision of information regarding the DRS submission and the proposed offering to the press. As part of your response, describe your policies for communications with the press during the pre-filing period. Finally, please provide a legal analysis regarding how the publication of this article complies with your obligations under Section 5(c) of the Securities Act and whether additional disclosure is required in this regard.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 30, 2015

Page Two

The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the Company’s officers, directors, employees or representatives supplied any information relating to the proposed initial public offering that appears in the August 13, 2015 issue of Reuters. In addition, the Company has been advised by each member of the Company’s underwriting syndicate and each of the Company’s legal advisors that they did not supply any information that appears in Reuters. The Company also notes that, as stated in the article, the Company, Morgan Stanley and Goldman Sachs declined to provide any comments to the author of the article.

The Company further respectfully advises the Staff that, prior to selection of the members of its underwriting syndicate in May 2015, it instituted procedures designed to prevent any improper communications regarding the Company or the proposed offering. These procedures included management training by the Company’s outside legal counsel regarding the restrictions on corporate communications that apply to the Company while it is in registration and prohibiting any individual employed by or otherwise acting on the Company’s behalf to speak to any member of the press about the Company’s offering, the confidential submission of the Registration Statement or any other information about the proposed offering without first obtaining approval from the Company’s general counsel. In addition, the Company’s in-house counsel, in consultation with the Company’s outside legal counsel, reviews all outbound press releases and evaluates any proposed interviews or appearances. The Company has monitored and will continue to monitor compliance with these procedures throughout the initial public offering process.

In addition, the Company has not publicly acknowledged the submission of the Registration Statement. We note that the Company did not elect to issue a press release in compliance with Rule 135 of the Securities Act with respect to the Registration Statement for this reason.

The Company respectfully acknowledges that Section 5(c) of the Securities Act prohibits any offer prior to the filing of a registration statement. The Company believes the publication of this article does not constitute an offer under the Securities Act, as the article, and the information contained within the article, was not made by or on behalf of the Company. In addition, following the table of contents to the Registration Statement, the Company has included disclosure that “Neither we nor any of the underwriters have authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you.” Therefore, for the foregoing reasons, the Company does not believe additional disclosure is necessary.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 30, 2015

Page Three

Liquidity and Capital Resources

Operating Activities, page 58

2.	We note that your balance of accounts receivable increased significantly during the June 30, 2015 and 2014 quarters. To the extent you experience material seasonality in your cash flows, please revise your disclosure to identify and explain the reasons for the trend. If the increase during the quarter was not a result of seasonality, please revise your filing to explain the reasons for this trend. Refer to Section IV.B of Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement.

* * *

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Joshua L. Coates, Instructure, Inc.

Steven B. Kaminsky, Instructure, Inc.

Matthew A. Kaminer, Instructure, Inc.

Alan Hambelton, Cooley LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM